Free Writing Prospectus
Filed pursuant to Rule 433(f)
Registration Statement No. 333-147180
Dated August 2, 2010
MetLife, Inc.
Free Writing Prospectus Published or Distributed by Media
On July 31, 2010, The Wall Street Journal and online.wsj.com, an online publication, (collectively “WSJ”) published an article concerning C. Robert Henrikson, Chairman of the Board, President and Chief Executive Officer of MetLife, Inc. (“MetLife”), the full text of which is reproduced below. The article discusses, among other things, Mr. Henrikson’s life and career, as well as his views on the pending MetLife acquisition of American Life Insurance Company (“Alico”). The article quotes Mr. Henrikson on these topics.
The article was not prepared (other than the quotes attributed to Mr. Henrikson) by or reviewed by MetLife or any other offering participant prior to its publication. WSJ is not an affiliate of MetLife and no payment was made or consideration given by or on behalf of MetLife or any other offering participant for the article. You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus supplement filed by MetLife with the Securities and Exchange Commission (“SEC”) on August 2, 2010 and in the accompanying prospectus. In particular, you should carefully read the risk factors described in the preliminary prospectus supplement and in the documents incorporated by reference in the preliminary prospectus supplement, including those set forth under the caption “Risk Factors” in MetLife’s Quarterly Report on Form 10-Q for the six months ended June 30, 2010, filed with the SEC on August 2, 2010 (the “Second Quarter Form 10-Q”). Statements in the article that are not attributed directly to Mr. Henrikson or based on, or derived from, MetLife’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by MetLife.
Full Text of the WSJ article:
MetLife’s Singing CEO Seeks the Right Note
By LESLIE SCISM
NEW YORK—American International Group Inc. has stumbled trying to sell its biggest overseas life-insurance unit. But the deal for its second-biggest unit remains on track—and the buyer, MetLife Inc., has been singing its praises. Literally.
In a late-spring visit to Beijing to discuss the pending purchase with 350 MetLife employees in Asia, Chief Executive C. Robert Henrikson ticked off a few reasons MetLife was in a good position to buy American Life Insurance Co., or Alico—to the tune of the Broadway standard “My Favorite Things.”
“Disciplined growth, margin improvement,” he sang in something of a contortion to match the melody. First in English, then in Chinese.
Singing CEOs aren’t exactly common, and in an interview weeks later, Mr. Henrikson says there is good reason for that. His goal was to relay that MetLife “is on extremely solid ground” as it makes the $15.5 billion acquisition. He would deliver the message by song, he says, only if he was confident about MetLife’s outlook.
“If it wasn’t based in fact and you did something like that, obviously you’d be considered a fool,” says Mr. Henrikson, 63 years old. Years ago he was an officer of his high-school traveling glee club in Birmingham, Ala., and also sang in a rock ‘n’ roll band.
Mr. Henrikson says he was prompted to come up with his version of “My Favorite Things” when preparing for a presentation to analysts this past December held at the Hudson Theatre off Broadway in New York. Colleagues urged him to go with a tune given the setting, he says, and he then took the few lines on the road to China.
The acquisition of Alico, with operations in more than 50 countries world-wide, would be the biggest ever for MetLife, already the largest U.S. insurer as measured by assets.
The deal is widely referred to as “transformational” for the company best known for its Snoopy advertisements, in that it would vastly expand its overseas reach.
Today, MetLife gets 15% of its earnings internationally, with operations in 17 countries. After the deal, 40% will come from abroad, providing what analysts expect to be a growth engine at a time when growth is hard to come by for some business lines in the more-mature U.S. market.
Investors seemingly share Mr. Henrikson’s optimism. Friday, a flat day for the market, shares rose $1.86 a share or 4.6% to $42.06 on strong second-quarter results. Shares are up 19% year-to-date, outpacing many U.S. and foreign rivals.
MetLife for decades has been one of the top sellers of life insurance to individuals and employers in the U.S. It was one of the 19 financial giants that the Federal Reserve ran through stress testing during the global capital-markets meltdown. But it has trailed peers like Prudential Financial Inc. in international expansion, which for years has been a presence in Japan.
Mr. Henrikson, who earned $9.7 million in 2009, sees a new kind of MetLife, one that is recognized for its innovation as it sells disability insurance in Omaha and annuities in Tokyo, group-dental plans in Atlanta and pension products in Warsaw. That diversity of products and locations should allow the company to weather various economic conditions, he notes.
In some regards, Mr. Henrikson is an unlikely sort to change MetLife so drastically: He is a MetLife lifer, working there since 1972.
Many people who spend a lifetime with a single employer would “have trouble seeing their companies as anything but what they have known it,” says Larry Zimpleman, chief executive at Principal Financial Group Inc. and a longtime friend.
Mr. Henrikson’s father was an engineer who moved the family to Alabama from Philadelphia for a job in a foundry. After high school, Mr. Henrikson considered studying animal husbandry but majored in English literature.
To pay his tuition at the University of Pennsylvania, he worked summers as a night-shift machinist in a steel mill. He proceeded to Emory University’s law school, working summers in a steel-pipe fabrication shop.
He started a MetLife management-trainee job in Decatur, Ga., pitching strangers via “cold calls” about MetLife services. Overcoming moments of doubt, he soon found the job exhilarating.
His next assignment was in a unit that sells pension-plan services to employers. He called on small and large companies around Atlanta, and soon earned a promotion to Chicago, where he was responsible for pension sales in several states.
His success serving sophisticated and demanding corporate clients helped fuel a series of promotions. He became president and chief operating officer in 2004, and CEO in 2006.
Mr. Henrikson says he likes to get the most-knowledgeable people at the table and encourage them to speak frankly, then make an informed decision. He says he used this approach in decisions including the $5.4 billion sale of New York’s Peter Cooper Village-Stuyvesant Town complex in 2006, a move that turned out to be at the near-peak of the real-estate market.
Harry Kamen, a past MetLife CEO, describes Mr. Henrikson as “modest and unassuming.” He says he considered Mr. Henrikson to succeed him, near a time when the company was going public. But there was also another candidate, Robert Benmosche, whose swagger contrasted with Mr. Henrikson’s courtly style. Mr. Benmosche, who had Wall Street experience, got the job.
Mr. Henrikson’s turn came next, when Mr. Benmosche retired in 2006. Mr. Henrikson still had a low profile—some directors didn’t know him well, recalls Mr. Kamen. Now Mr. Benmosche leads AIG.

MetLife had its eye on Alico from almost the moment that the once-formidable AIG sought a government bailout in the financial crisis, Mr. Henrikson says. In one swoop MetLife would earn a spot on the world stage, rather than having to cobble the pieces together.
Among its appeals, Alico is a leader in direct marketing, and MetLife hopes to use that expertise in additional Asian countries, analysts say. The deal also broadens the product portfolio that MetLife can offer employers with international operations.
At the December presentation, when the Alico deal was rumored but not confirmed, he told analysts he would “guarantee you one thing,” that his team would fully vet anything it acquired. While he was opportunistic, he said, he also didn’t want to be remembered as “that Henrikson guy, he’s the one that did this and MetLife was fine until then.” The deal is expected to close by the end of the year.
—Dinny McMahon
contributed to this article.Printed in The Wall Street Journal, page B1
Copyright 2009 Dow Jones & Company, Inc. All Rights Reserved
This free writing prospectus may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.
Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining MetLife’s actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Risks, uncertainties, and other factors that might cause such differences include the risks, uncertainties and other factors identified in MetLife, Inc.’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These factors include: (1) any delay or failure to complete the acquisition of Alico, a subsidiary of ALICO Holdings LLC (“ALICO Holdings”), and Delaware American Life Insurance Company (“DelAm”) (collectively, the “Acquisition”); (2) uncertainty surrounding the consummation of the contemplated common stock offering or the anticipated debt offering(s) in the absence of the completion of the Acquisition; (3) the imposition of onerous conditions following the Acquisition; (4) difficulties in integrating the business acquired in the Acquisition (the “Alico Business”); (5) uncertainty with respect to the outcome of the closing agreement entered into between Alico and the United States Internal Revenue Service in connection with the Acquisition; (6) uncertainty with respect to the making of elections under Section 338 of the U.S. Internal Revenue Code of 1986, as amended, and any benefits therefrom; (7) an inability to manage the growth of the Alico Business; (8) a write down of the goodwill established in connection with the Acquisition; (9) exchange rate fluctuations; (10) an inability to predict the financial impact of the Acquisition on MetLife’s business and financial results; (11) events relating to American International Group, Inc. that could adversely affect the Alico Business or MetLife; (12) the dilutive impact on MetLife, Inc.’s stockholders resulting from the issuance of equity securities to ALICO Holdings in connection with the Acquisition; (13) a decrease in MetLife, Inc.’s stock price as a result of ALICO Holdings’ ability to sell its equity securities; (14) the conditional payment obligation of approximately $300 million to ALICO Holdings if the conversion of the Series B Contingent Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock issued to ALICO Holdings in connection with the Acquisition into MetLife, Inc.’s common stock is not approved; (15) change of control provisions in the Alico Business’ agreements; (16) effects of guarantees within certain of Alico’s variable life and annuity products; (17) regulatory action in the financial services industry affecting the combined business; (18) financial instability in Europe and possible write downs of sovereign debt of European nations; (19) difficult conditions in the global capital markets; (20) increased volatility and disruption of the capital and credit markets, which may affect MetLife’s ability to seek financing or access its credit facilities; (21) uncertainty about the effectiveness of the U.S. government’s programs to stabilize the financial system, the imposition of fees relating thereto, or the promulgation of additional regulations; (22) impact of comprehensive financial services regulation reform on MetLife; (23) exposure to financial and capital market risk; (24) changes in general economic conditions, including the performance of financial markets and interest rates, which may affect MetLife’s ability to raise capital, generate fee income and market-related revenue and finance statutory reserve requirements and may require MetLife to pledge collateral or make payments related to declines in value of specified assets; (25) potential liquidity and other risks resulting from MetLife’s participation in a securities lending program and other transactions; (26) investment losses and defaults, and changes to investment valuations; (27) impairments of goodwill and realized losses or market value impairments to illiquid assets; (28) defaults on MetLife’s mortgage loans; (29) the impairment of other financial institutions; (30) MetLife’s ability to address unforeseen liabilities, asset impairments or rating actions arising from any future acquisitions, including the Acquisition, and to successfully integrate acquired businesses with minimal disruption; (31) economic, political, currency and other risks relating to MetLife’s international operations; (32) MetLife, Inc.’s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; (33) downgrades in MetLife, Inc.’s and its affiliates’ claims paying ability, financial strength or credit ratings; (34) ineffectiveness of risk management policies and procedures; (35) availability and effectiveness of reinsurance or indemnification arrangements, as well as default or failure of counterparties to perform; (36) discrepancies between actual claims experience and assumptions used in setting prices for MetLife’s products and establishing the liabilities for MetLife’s obligations for future policy benefits and claims; (37) catastrophe losses; (38) heightened competition, including with respect to pricing, entry of new competitors, consolidation of distributors, the development of new products by new and existing competitors, distribution of amounts available under U.S. government programs, and for personnel; (39) unanticipated changes in industry trends; (40) changes in accounting standards, practices and/or policies; (41) changes in assumptions related to deferred policy acquisition costs (“DAC”), deferred sales inducements (“DSI”), value of business acquired (“VOBA”) or goodwill; (42) increased expenses relating to pension and postretirement benefit plans, as well as health care and other employee benefits; (43) exposure to losses related to variable annuity guarantee benefits, including from significant and sustained downturns or extreme volatility in equity markets, reduced interest rates, unanticipated policyholder behavior, mortality or longevity, and the adjustment for nonperformance risk; (44) deterioration in the experience of the “closed block” established in connection with the reorganization of Metropolitan Life Insurance Company; (45) adverse results or other consequences from litigation, arbitration or regulatory investigations; (46) discrepancies between actual experience and assumptions used in establishing liabilities related to other contingencies or obligations; (47) regulatory, legislative or tax changes relating to MetLife’s insurance, banking, international, or other operations that may affect the cost of, or demand for, MetLife’s products or services, impair its ability to attract and retain talented and experienced management and other employees, or increase the cost or administrative burdens of providing benefits to employees; (48) the effects of business disruption or economic contraction due to terrorism, other hostilities, or natural catastrophes; (49) the effectiveness of MetLife’s programs and practices in avoiding giving its associates incentives to take excessive risks; (50) other risks and uncertainties described from time to time in MetLife, Inc.’s filings with the SEC; and (51) any of the foregoing factors as they relate to the Alico Business and its operations.
MetLife, Inc. does not undertake any obligation to publicly correct or update any forward-looking statement if MetLife, Inc. later becomes aware that such statement is not likely to be achieved. Please consult any further disclosures MetLife, Inc. makes on related subjects in reports to the SEC.
MetLife has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents MetLife has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MetLife, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch, Pierce, Fenner and Smith Incorporated at (866) 500-5408 and Deutsche Bank Securities Inc. at (800) 503-4611.
See also “Where You Can Find More Information” in the prospectus supplement for information about how to obtain a copy of the documents incorporated by reference into the preliminary prospectus supplement and the prospectus.
For a more detailed list of such risks, please refer to the risk factors section of the preliminary prospectus supplement, MetLife’s Second Quarter Form 10-Q and MetLife’s other filings with the SEC.